UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

As previously disclosed on May 15, 2026, Micware Co., Ltd. (the “Company”) (Nasdaq: MWC) consummated its initial public offering (the “IPO”) of 2,850,000 American Depositary Shares (“ADSs”) at a public offering price of $8.00 per ADS. Each ADS represents one ordinary share of the Company. In connection with the IPO, the Company had also granted A.G.P/Alliance Global Partners (the “Underwriter”) a 45-day option to purchase up to an additional 427,500 ADSs at the public offering price of $8.00 per ADS (the “Over-Allotment ADSs”) to cover over-allotments (the “Over-Allotment Option”).

On May 20, 2026, the Underwriter exercised the Over-Allotment Option in full to purchase the additional 427,500 ADSs. The closing for the offering and sale of the Over-Allotment ADSs took place on May 27, 2026, resulting in additional gross proceeds of $3,420,000, before underwriting discounts and offering expenses. As a result, the Company has raised aggregate gross proceeds of approximately $26,220,000 in the IPO, including the full exercise of the Over-Allotment Option, prior to deducting underwriting discounts and offering expenses payable by the Company.

The Company issued a press release announcing the issuance and sale of the Over-Allotment ADSs on May 27, 2026. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 27, 2026, announcing the exercise of the over-allotment option

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: May 27, 2026

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